[YELLOW ROADWAY LETTERHEAD]

December 15, 2004

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Matt Bazley

Re:	Yellow Roadway Corporation and related subsidiaries

Registration Statement on Form S-4

Commission File No. 333-119990, 333-119990-01, 333-119990-02, 333-119990-03,

333-119990-04, 333-119990-05, 333-119990-06, 333-119990-07, 333-119990-08,

333-119990-09, 333-119990-10

Ladies and Gentlemen:

Each of the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-4, as amended, be accelerated so that such Registration Statement will become effective at 10:00 a.m. EST on Friday, December 17, 2004, or as soon thereafter as practicable.

Each of the undersigned acknowledges that:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the undersigned may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further information please contact Charles L. Strauss or Carrie A. Platt of Fulbright & Jaworski L.L.P. at (713) 651-5535 or (713) 651-3643, respectively.

Very truly yours, YELLOW ROADWAY CORPORATION

By:	/s/ Daniel J. Churay

Name:	Daniel J. Churay
Title:	Senior Vice President, General Counsel and Secretary

YELLOW TRANSPORTATION, INC.

YELLOW ROADWAY TECHNOLOGIES, INC.

MISSION SUPPLY COMPANY

YELLOW RELOCATION SERVICES, INC.

MERIDIAN IQ, INC.

MIQ LLC

GLOBE.COM LINES, INC.

ROADWAY LLC

ROADWAY EXPRESS, INC.

ROADWAY NEXT DAY CORPORATION

By:	/s/ Brenda Landry

Name:	Brenda Landry
Title:	Vice President and Assistant Secretary